Filed by A Paradise Acquisition Corp. pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: A Paradise Acquisition Corp. (File No. 001-42769)

On November 26, 2025, Enhanced Ltd. sent the following e-mail its shareholders in connection with the proposed business combination with A Paradise Acquisition Corp.:

From: Maximilian Martin
Sent: Wednesday, November 26, 2025
Subject: Enhanced: Business Combination with A Paradise and $40m Private Placement Closed

Dear Shareholders,

I am delighted to share the news with you that Enhanced has entered into a definitive business combination agreement with A Paradise Acquisition Corp. [enhanced.com] (“A Paradise”) (NASDAQ:APAD), a special purpose acquisition company, to bring its global sports business to the public markets. This transaction was the right step for us at this stage of our growth, as we aim to define a new category within global sports and media and cement our leadership position early.

The business combination values Enhanced at an enterprise value of $1.2 billion and is expected to provide up to $200 million in gross cash proceeds (assuming no redemptions). This will result in Enhanced becoming a publicly traded company called Enhanced Group Inc. on the Nasdaq under ticker symbol “ENHA” upon receiving regulatory approval. In moving to the public markets, we open the door to our fans and interested parties to help propel our financial performance. Imagine if it was possible to invest early in UFC1 in 1993 or Wrestlemania I in 1985. This is what we’re facilitating for the Enhanced Movement.

Additionally, immediately prior to the business combination, we closed a $40 million equity private placement, which we are grateful to many of you who participated in it. The committed capital provides the company the ability to execute the inaugural Enhanced Games at the highest standards. The companion transaction provides us with capital to aggressively attack our broader business plan driven by the overwhelming direct response and retail demand we’re seeing in the marketplace for human enhancement related products.

Becoming a publicly traded company also aligns with our mission of delivering more transparency in sport. Similar to our athletes, we want our company to be held to the highest standards of transparency and performance. As you can clearly see, Enhanced is running towards governance in all forms. Regulatory oversight of our financial performance, medical oversight as we establish a clinical trial approved by an Institutional Review Board (IRB), and product development and governance that will have our offerings available with the highest medical and clinical standards. The move to the public markets will strengthen our institutional credibility with athletes, regulators, partners, and media while expanding our global visibility.

In short, these transactions position Enhanced as a long-term innovator in elite sport, and the steward of the human enhancement industry.

We will now move through the customary regulatory approvals and expect our business combination to close during Q1 2026. Until then the team remains laser focused on preparing for the inaugural Enhanced Games and the launch of our Enhanced Performance Products business, in Q1 2026. We will keep you updated as we progress.

We have also recently published the trailer [youtube.com] to the Games and the rendering [youtube.com] of the competition complex. Stay tuned as well for many more, very exciting athletes and Games related announcements!

Thank you again for the incredible support and for your shared vision of how Enhanced will redefine the future of sport and human performance.

All my best,

Max

++++

Attachment:

 2025.11 Enhanced - Roadshow Materials.pdf [drive.google.com]

Maximilian Martin
CEO
[enhanced.com]
www.enhanced.com [enhanced.com]

[instagram.com]	__ [twitter.com]	[tiktok.com]	[linkedin.com]

The contents of this email and any attachments are confidential to the intended recipient and may be legally privileged. They may not be disclosed to or used by or copied in any way by anyone other than the intended recipient. If you have received this email in error, please immediately notify the sender by replying to this email and delete the message and any attachment(s) from your system.

Please note that neither the Enhanced Games nor the sender accepts any responsibility for viruses and it is your responsibility to scan or otherwise check this email and any attachments. Please be aware that messages sent to you from any Enhanced entity or affiliate may be monitored and archived for security reasons, to protect our business, to ensure compliance with legal and regulatory obligations, and our internal policies.

“Enhanced” and “Enhanced Games” are registered trademarks of Enhanced Ltd. All rights reserved.

On November 26, 2025, Enhanced Ltd. sent the following e-mail its employees in connection with the proposed business combination with A Paradise Acquisition Corp.:

---------- Forwarded message ---------
From: ‘Maximilian Martin’ via All Team
Date: Wed, 26 Nov 2025 at 09:24
Subject: Exciting News about the Future of Enhanced
To: All Team

To the Best Team:

We have some exciting news to share about an important milestone for Enhanced. This morning we have announced the signing of a business combination agreement (BCA) with A Paradise Acquisition Corp. (“A Paradise”) with the intent of becoming a publicly traded company. A Paradise is what’s known as a SPAC (Special Purpose Acquisition Company), that raises a pool of capital in an IPO and then searches for a company to take public through a merger. We are delighted that A Paradise felt confident in our direction and business model to invest their SPAC proceeds into Enhanced.

While today’s announcement is an important and positive first step, it does not yet make Enhanced a public company, nor does it guarantee that the transaction will close. Simply put, we have a signed definitive agreement to move forward with the process. There is still work ahead for us: we must complete the SEC review process, obtain customary regulatory approvals, and secure shareholder approval for the transaction.

If all goes as expected, we estimate the transaction will close in Q1 2026. The full press release announcing the transaction can be found here [enhanced.com].

I want to express my deep gratitude to each of you. This exciting milestone is the result of a team effort and would not have been possible without your hard work and dedication. With the SPAC process moving forward it’s more important than ever to redouble our efforts to make the inaugural Enhanced Games the new gold standard in sports and build a consumer platform that gives everyone in the world the opportunity to Live Enhanced.

Thank you for your dedication, your spirit, and your belief in what we’re creating. I’m incredibly proud to be on this journey with you!

Wishing you and your families a warm, restful, and happy Thanksgiving.

All my best,
Max

Maximilian Martin
CEO
[enhanced.com]
www.enhanced.com [enhanced.com]

[instagram.com]	__ [twitter.com]	[tiktok.com]	[linkedin.com]

The contents of this email and any attachments are confidential to the intended recipient and may be legally privileged. They may not be disclosed to or used by or copied in any way by anyone other than the intended recipient. If you have received this email in error, please immediately notify the sender by replying to this email and delete the message and any attachment(s) from your system.

Please note that neither the Enhanced Games nor the sender accepts any responsibility for viruses and it is your responsibility to scan or otherwise check this email and any attachments. Please be aware that messages sent to you from any Enhanced entity or affiliate may be monitored and archived for security reasons, to protect our business, to ensure compliance with legal and regulatory obligations, and our internal policies.

“Enhanced” and “Enhanced Games” are registered trademarks of Enhanced Ltd. All rights reserved.

Important Information for Investors and Shareholders

This communication relates to a proposed transaction involving A Paradise Acquisition Corp. (“A Paradise”) and Enhanced. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. A Paradise and Enhanced intend to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which will include a document that serves as a prospectus and proxy statement of A Paradise, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all A Paradise shareholders. A Paradise and Enhanced also will file other documents regarding the business combination with the SEC. Before making any voting decision, investors and security holders of A Paradise are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the business combination, as they become available because they will contain important information about the business combination. Neither the SEC nor any securities commission or any other U.S. or non-U.S. jurisdiction has approved or disapproved of the business combination or information included herein.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus, and all other relevant documents filed or that will be filed with the SEC by A Paradise and Enhanced through the website maintained by the SEC at www.sec.gov. The documents filed by A Paradise with the SEC also may be obtained upon written request to A Paradise Acquisition Corp., The Sun’s Group Center, 29th Floor, 200 Gloucester Road, Wan Chai, Hong Kong, Attention: Claudius Tsang, Chief Executive Officer, +852 9583 3199

Participants in Solicitation

Enhanced, A Paradise and their respective directors and executive officers may be deemed participants in the solicitation of proxies from A Paradise’s stockholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in A Paradise is contained in A Paradise’s final prospectus related to its initial public offering dated July 29, 2025, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov and in A Paradise and Enhanced’s registration statement on Form S-4 which will be filed with the SEC, and will be available free of charge at the SEC’s website at https://www.sec.gov/, or by directing a request to A Paradise Acquisition Corp., The Sun’s Group Center, 29th Floor, 200 Gloucester Road, Wan Chai, Hong Kong, Attention: Claudius Tsang, Chief Executive Officer, +852 9583 3199.

Additional information regarding the interests of such participants will be contained in the registration statement when available. A list of the names of the directors and executive officers of Enhanced and information regarding their interests in the business combination will be contained in the registration statement when available. Additional information regarding the interests of such participants in the solicitation process may also be included in other relevant documents when they are filed with the SEC.

Forward-Looking Statements

This communication only speaks at the date hereof and may contain, and related discussions contain, “forward-looking statements” within the meaning of U.S. federal securities laws. These statements include descriptions regarding the intent, belief, estimates, assumptions or current expectations of A Paradise, Enhanced or their respective officers with respect to the consolidated results of operations and financial condition, future events and plans of A Paradise and Enhanced. These forward-looking statements may be identified by a reference to a future period or by the use of forward-looking terminology. Forward-looking statements are typically identified by words such as “expect”, “believe”, “foresee”, “anticipate”, “intend”, “estimate”, “goal”, “strategy”, “plan”, “target” and “project” or conditional verbs such as “will”, “may”, “should”, “could”, or “would” or the negative of these terms, although not all forward-looking statements contain these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs, estimates and projections, and various assumptions, many of which are inherently uncertain and beyond A Paradise’s and Enhanced’s control. Such expectations, beliefs, estimates and projections are expressed in good faith, and management believes there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs, estimates and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, but are not limited to: the outcome of any legal proceedings that may be brought against Enhanced or A Paradise following the announcement of the transactions described herein; the inability to complete the transactions described herein; the failure to obtain required regulatory or shareholder approvals; the valuation of Enhanced in connection with the business combination, which was determined through negotiations among affiliated parties and may not represent a market-based valuation; Enhanced’s unproven business model, limited operating history, and minimal revenue to date; the success of the inaugural 2026 Enhanced Games and subsequent events; audience, sponsor and media demand for performance-enhanced competition and related products; the availability of financing and proceeds from the private placement financing described herein; public, medical, regulatory, and ethical scrutiny of performance-enhancement substances and telehealth practices; the evolution of applicable sports, health, and data-privacy regulations; competition from established sports organizations and entertainment providers; insurance coverage limitations and increased operating costs; dependence on key management and medical personnel; exposure to litigation, antitrust or regulatory actions; risks related to market volatility, redemptions and the consummation of the business combination; Enhanced’s ability to develop and, expand its information technology and financial infrastructure; Enhanced’s intellectual property position, including the ability to maintain and protect intellectual property; the need to hire additional personnel and ability to attract and retain such personnel; the ability to recruit and retain athletes, coaches and partners; its ability to obtain additional capital and establish, grow and maintain cash flow or obtain additional and adequate financing; the effects of any future indebtedness on Enhanced’s liquidity and its ability to operate the business; its expectations concerning relationships with third parties and partners; the impact of laws and regulations and its ability to comply with such laws and regulations including laws and regulations relating to consumer protection, advertising, tax, data privacy, and anti-corruption; any changes in certain rules and practices of U.S. and Non-U.S. entities, including U.S.A. Swimming, U.S.A. Track & Field, U.S.A Weightlifting, World Anti-Doping Agency, World Aquatics, World Athletics, the International Weightlifting Federation and other sport governing bodies; its expectations regarding the period during which Enhanced will qualify as an emerging growth company under the JOBS Act; the increased expenses associated with being a public company; and Enhanced’s anticipated use of its existing resources and proceeds from the transactions described herein. There may be other risks not presently known to us or that we presently believe are not material that could also cause actual results to differ materially. Analysis and opinions contained in this communication may be based on assumptions that, if altered, can change the analysis or opinions expressed. In light of the significant uncertainties inherent in the forward-looking statements included in this communication, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this communication will be achieved, and you are cautioned not to place substantial weight or undue reliance on these forward-looking statements. These forward-looking statements speak only as of the date they are made and, A Paradise and Enhanced each disclaims any obligation, except as required by law, to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

References throughout this communication to websites and reports are provided for convenience only, and the content on the referenced websites or in the referenced reports is not incorporated by reference into this communication. Enhanced assumes no liability for any third-party content contained on the referenced websites or in the referenced reports.

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